Mail Stop 4561

February 21, 2006

Mr. Stephen Maroney
President, Chief Executive Officer and Treasurer
Gyrodyne Company of America, Inc.
102 Flowerfield
St. James, N.Y. 11780

Re: Gyrodyne Company of America, Inc.
        Form 10-KSB for the fiscal year ended April 30, 2005
        Form 10-QSB for the quarterly period ended October 31, 2005
        File No. 0-01684

Dear Mr. Maroney:

We have completed our review of the above referenced filings and have
no further comments at this time.

        Sincerely,

        Rachel Zablow
        Staff Accountant